RHINO HIDE INC.
SUMMARY OF PROPOSED TERMS FOR
CLASS B COMMON STOCK OFFERING

The following is a summary of the principal terms and conditions of a proposed offering of Class B Common Stock by Rhino Hide Inc., an Idaho corporation (the "**Company**"). This term sheet is for discussion purposes only and is not binding on the Company or the Investors (as defined below), nor are the Company or the Investors obligated to consummate the financing until a definitive stock subscription agreement (the "**Stock Subscription Agreement**") has been agreed to and executed by the Company and the Investors. To the extent that this summary of terms is inconsistent with the Stock Subscription Agreement, the terms of the Stock Subscription Agreement control.

Amount of Offering: Up to 28,571 early bird shares priced at $1.75, and 207,174 shares priced at $2.18 for a total of 235,745 shares at $501,638.57.

Type: Class B non-voting common stock

Purchase Price: $2.18 per share.

Minimum Purchase: $100

Manner of Offering: The Company is conducting this offering through WeFunder as an equity crowdfunding campaign.

Use of Proceeds: The proceeds will be used to support production, sales and marketing of the Company's product, and general working capital needs.

Extension, Cancellation and Amendment: The Company will have the option to extend the Offering Expiration Date. The Company may terminate this Offering at any time prior to the Offering Expiration Date for any reason. We also reserve the right to amend or modify the terms of this Offering.

Pre-Financing Capitalization: The outstanding capital of the Company is comprised of two classes of common stock. The current shareholders and their respective ownership prior to the Offering are as follows:

	Shares	*Class*	*Percentage*
Jason Giddings:	2,000,000	A	72.54%
Doug Marks:	85,000	B	3.08%
David Rogers	35,000	B	1.27%
Alan Pagni	204,000	B	7.40%
Crowdfunding Investors	432,925	B	15.70%
TOTAL	**2,756,925**		**100%**

Post-Financing Capitalization: If the Offering is fully subscribed, Investors will own the following percentages of all outstanding Shares, on a fully-diluted basis, as of the Closing:

	Shares	*Class*	*Percentage*
Jason Giddings:	2,000,000	A	64.5%
Doug Marks:	85,000	B	2.74%
David Rogers	35,000	B	1.13%
Alan Pagni	204,000	B	6.58%
Crowdfunding Investors	668,670	B	21.57%
TOTAL	**3,100,670**		**100%**

Fees and Expenses:	The Company will pay the fees and expenses related to this Offering from the Offering proceeds.
No Public Market; Restrictions on Transfer:	There is no public trading market for the Shares and none is expected to exist following the Offering. The Shares may not be offered, sold, pledged or otherwise transferred except in accordance with all applicable federal and state securities laws and the terms of the Stock Subscription Agreement.
Management:	The business and affairs generally vested in a Board of Directors (the "**Board**"). The Board has the authority to manage the business and affairs of the Company, including issuing additional Shares and determining and approving the amount of dividends, if any, payable to shareholders. The Board consists of three directors, Jason Giddings, David Rogers and Doug Marks. The Board has appointed Jason Giddings as President and Chief Executive Officer with authorization to manage the daily operations of the Company.
Stock Voting and Transfer Restrictions:	The Class B Common Stock is non-voting and Investors will therefore be reliant upon the judgment of Class A Common Stock shareholders with regard to election of the Board and other matters determined by the shareholders. The only holder of Class A Common Stock is currently Jason Giddings. The Company's Bylaws also provide for transfer restrictions and rights of first refusal that are applicable to the Class B Common Stock.
Governing Law:	Idaho.
Risk Factors:	The purchase of the Shares involves a high degree of risk. We encourage you to ask questions and conduct due diligence with regard to the Company and to seek such professional advice to assist you as you feel is desirable or appropriate. Also, please carefully review the Risks included in the Form C.

THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPLETE SUMMARY OF THE STOCK SUBSCRIPTION AGREEMENT. THE COMPANY AND THE INVESTORS SHOULD READ THE FORM OF THE STOCK SUBSCRIPTION AGREEMENT IN ITS ENTIRETY.